Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2008

David P. Jones
Chief Financial Officer
Team Finance LLC
1900 Winston Road, Suite 300
Knoxville, TN 37919

Re: Team Finance LLC
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File Number: 333-132495

Dear Mr. Jones:

We have reviewed your October 1, 2008 response to our September 16, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and estimates
Revenue Recognition, page 50

1.   Please refer to your response to comment two. Please revise your proposed disclosure to clarify whether the 1% decline is a reasonably likely scenario. If it is not a reasonably likely change, then revise the disclosure to include what the reasonably likely change would be.

2.   Please refer to your response to comment three. Please revise your disclosure to disclose the fact that your billing system does not have the capacity to provide an aging schedule of your accounts receivable and clarify how this affects your ability to estimate your allowance for uncollectibles.

Insurance Reserves, page 53

3. Please refer to your response to comment one. We have the following additional comments:

    a. Your proposed disclosure indicates that adjustments are made to the professional liability loss reserves to reflect revised assumptions from the actuarial study as well as emerging trends and data. Please revise your disclosure on page 57 to further describe the additional information that was obtained regarding the favorable trends that led to the change in estimate.
    b. Please revise your disclosure to include a table that includes the following components of the professional liability reserve: beginning balance, reserves related to current period, changes related to prior period reserves, payments for current period reserves, payments for prior period reserves and the ending balance.

4. Please refer to your response to comments four and eight and provide us with the revised disclosure that you intend to include in your next periodic report.

5. Please refer to your response to comment five. We are continuing to evaluate your policy of discounting your professional liability loss reserves. In order to facilitate our evaluation, please address the following questions:

    a. Please revise your proposed disclosure to clarify whether you are discounting reserves related to settled claims only (where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis) or whether you are also discounting unsettled claim amounts. If you are discounting unsettled reserves, it is unclear how you would have a reliable basis to discount unsettled claims since the ultimate amount that will be paid as well as the timing is not known. It appears that the payment pattern and ultimate cost should be fixed and determinable on an individual case basis. Refer by analogy to SOP 96-1 paragraph 132.
    b. We note your disclosure in the risk factors section on page 29 that "actual losses and related expenses may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements". In addition, you state in your response to comment 1c that the estimation is inherently complex and that there are many assumptions that are considered in estimating the ultimate amount to be paid on each claim. Please explain to us how the risk factor and your assertion that your estimate is inherently complex ties in with your conclusion that the estimated timing of cash payments is reliably determinable.
    c. Your response states that the payment patterns are based on "sufficient

history". Please provide us with the data that supports the conclusion that your payment history data covers a sufficient period of time and that it is reasonable and reliable.

d. Notwithstanding the above, please clarify in your proposed disclosure the basis for the discount rate and term used in discounting your reserves.

e. Your response states that you believe the discounting of malpractice reserves is appropriate "based on relevant authoritative accounting guidance". Please cite the guidance you believe is analogous to your fact pattern and explain why.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant